UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 8-K CURRENT REPORT Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 Date of Report (Date of Earliest Event Reported): September 1, 2021 Griffin-American Healthcare REIT IV, Inc. (Exact name of registrant as specified in its charter) Maryland 000-55775 47-2887436 (State or other jurisdiction of incorporation) (Commission File Number) (I.R.S. Employer Identification No.) 18191 Von Karman Avenue, Suite 300 Irvine, California 92612 (Address of principal executive offices) (Zip Code) Registrant’s telephone number, including area code: (949) 270-9200 Not Applicable (Former name or former address, if changed since last report) Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions: x Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425) ☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12) ☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)) ☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)) Securities registered pursuant to Section 12(b) of the Act: Title of each class Trading Symbol(s) Name of each exchange on which registered None None None Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company ☒ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 7.01 Regulation FD Disclosure. On September 1, 2021, we issued our Second Quarter 2021 Investor Update Letter. A copy of the investor letter, which is hereby incorporated into this filing in its entirety, is attached to this Current Report on Form 8-K as Exhibit 99.1. The information furnished under this Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.1, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section. Item 8.01 Other Events. In light of our proposed merger with Griffin-American Healthcare REIT III, Inc., or GAHR III, which we intend to close in October 2021 subject to the satisfaction of certain closing conditions including the approval of the merger by our stockholders and the stockholders of GAHR III, and to facilitate the payment of our September 2021 distribution to our stockholders prior to such intended closing of the merger, our board of directors authorized a distribution to our Class T and Class I stockholders of record as of the close of business on September 17, 2021. The distribution will be equal to $0.0328767 per share of our common stock, which for the month of September 2021 is equal to an annualized distribution of $0.40 per share. The distribution will be paid in cash on or about September 20, 2021, only from legally available funds. Item 9.01 Financial Statements and Exhibits. (d) Exhibits. Exhibit No. Description 99.1 Griffin-American Healthcare REIT IV, Inc. Second Quarter 2021 Investor Update Letter, dated September 1, 2021 104 Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized. Griffin-American Healthcare REIT IV, Inc. September 1, 2021 By:/s/ Jeffrey T. Hanson Name: Jeffrey T. Hanson Title: Chief Executive Officer

September 1, 2021 Dear Fellow Stockholder: Griffin-American Healthcare REIT IV, or GAHR IV, recently filed its Quarterly Report on Form 10-Q with the U.S. Securities and Exchange Commission, or SEC, and I am pleased to provide you with an update on the company’s progress. First, we are very excited about the proposed tri-party transaction between our company, Griffin-American Healthcare REIT III, or GAHR III, and American Healthcare Investors, or AHI. As we announced on June 24, 2021, GAHR IV entered into a definitive merger agreement pursuant to which the company will acquire GAHR III in a tax-free, stock-for- stock transaction that will create a combined company with a gross investment value of approximately $4.2 billion4 in healthcare real estate assets.5 Upon completion of the merger, or the REIT merger, the newly combined company, to be renamed American Healthcare REIT, Inc., will be the 11th largest healthcare-focused real estate investment trust globally.6 In connection with the REIT merger, GAHR III also entered into a definitive agreement to acquire the business and operations of AHI, one of the co-sponsors of both our company and GAHR III, and the external advisor of both REITs. This acquisition is expected to take place just prior to the completion of the REIT merger, although completion of this acquisition is not a condition to completing the REIT merger. The result of these transactions will be the creation of a combined, self-managed company with a large and diverse property portfolio led by an experienced management team. Once the transactions are completed, American Healthcare REIT is expected to benefit from significant annual operational cost savings of approximately $21.0 million, which will help support an anticipated annual distribution rate of $0.40 per share for the combined company, and position the combined company for a successful listing on a national stock exchange in 2022.7 We expect the proposed transactions to close in the fourth quarter of 2021, subject to certain closing conditions, including the approval of the REIT merger by both GAHR IV and GAHR III stockholders. You should have already received proxy materials regarding the transactions and we urge you to cast your votes as soon as possible. Voting is easy -- simply return your completed voting card by mail, go online to www.proxyvote.com or call 855- 976-3325. Additional information about the proposed merger is available on our website at www.HealthcareREITIV.com. As we have reported since the start of the COVID-19 pandemic in March 2020, the company has confronted a host of challenges in regards to portfolio occupancy, revenue and expenses, particularly within our senior housing properties, and the second quarter of 2021 was no different. Our medical office buildings continued to perform well during the second quarter with impressive tenant retention but our senior housing portfolio, especially our “senior housing – managed,” or RIDEA,1 portfolio has yet to appreciably recover from the effects of the pandemic. However, during the latter part of the first quarter this year, we began to see green shoots of recovery. Occupancy within this segment of our portfolio has experienced modest improvement since the depths of the pandemic but we anticipate the pace will be slow. INVESTOR UPDATE www.HealthcareREITIV.com SECOND QUARTER 2021 n Modified funds from operations, as defined by the Institute for Portfolio Alternatives, attributable to controlling interest, or MFFO, equaled $7.9 million for the quarter ended June 30, 2021, representing year-over-year decline of 25.9 percent compared to MFFO of $10.6 million during the second quarter 2020. The quarterly year-over-year change in MFFO is primarily attributable to the significant decline in occupancy and increase in property operating expenses for our senior housing - RIDEA1 facilities due to the impact of the COVID-19 pandemic. (Please see financial reconciliation tables and notes at the end of this update for more information regarding MFFO.) n Funds from operations, as defined by the National Association of Real Estate Investment Trusts, attributable to controlling interest, or FFO, equaled $7.9 million for the quarter ended June 30, 2021, representing year-over-year decline of 36.2 percent compared to FFO of $12.4 million during the second quarter 2020. The quarterly year-over-year change in FFO is primarily attributable to the significant decline in occupancy and increase in property operating expenses for our senior housing - RIDEA facilities discussed above. (Please see financial reconciliation tables and notes at the end of this update for more information regarding FFO.) n Net operating income, or NOI, totaled $16.6 million for the quarter ended June 30, 2021, representing a decline of 8.9 percent compared to second quarter 2020 NOI of $18.2 million, primarily attributable to the significant decline in occupancy and increase in property operating expenses for our senior housing - RIDEA facilities discussed above. (Please see financial reconciliation tables and notes at the end of this update for more information regarding NOI.) n Net loss during the quarter was $3.9 million compared to net loss of $1.2 million during the second quarter 2020. (Please see financial reconciliation tables and notes at the end of this update for more information regarding net loss.) n As of June 30, 2021, the company’s non-RIDEA property portfolio achieved a leased percentage of 95.7 percent and weighted average remaining lease term of 8.0 years. The company’s portfolio of senior housing — RIDEA facilities Second Quarter 2021 Highlights (continued on next page) (continued on next page)

SECOND QUARTER 2021 achieved a leased percentage of 71.6 percent as of June 30, 2021. Portfolio leverage2 was 40.0 percent. n As of June 30, 2021, the company owned a 4.8 million-square-foot portfolio of 92 medical offi ce buildings, senior housing facilities and skilled nursing facilities located in 28 states, in addition to an interest in a joint venture which owns a portfolio of integrated senior health campuses and ancillary businesses, for an aggregate contract purchase price of approximately $1.1 billion.3 n The company declared and paid daily distributions equal to $0.40 per share annualized to its stockholders of record for the second quarter 2021. n On June 24, 2021, the company announced that it had entered into a defi nitive merger agreement pursuant to which it will acquire Griffi n- American Healthcare REIT III, Inc. in a tax-free, stock-for-stock transaction that will create a combined company with a gross investment value of approximately $4.2 billion4 in healthcare real estate assets.5 n In light of the proposed merger with Griffi n-American Healthcare REIT III, which the company expects to close in October 2021, and to facilitate the payment of the company’s September 2021 distribution to stockholders prior to such close, the board of directors has authorized a distribution to stockholders of record as of the close of business on September 17, 2021. The distribution will be equal to $0.0328767 per share of our common stock, which for the month of September 2021 is equal to an annualized distribution of $0.40 per share . The distribution will be paid in cash on or about September 20, 2021. (1) The operation of healthcare-related facilities utilizing the structure permitted by the REIT Investment Diversifi cation and Empowerment Act of 2007 is commonly referred to as a “RIDEA” structure. (2) Total debt divided by total market value of real estate. Total market value equals the aggregate contract purchase price paid for investments or, for investments appraised subsequent to the date of purchase, the aggregate value reported in the most recent independent appraisals of such investments. (3) Based on aggregate contract purchase price of real estate investments acquired as of June 30, 2021, including an interest in a joint venture. (4) Gross investment value is comprised of acquisition costs and subsequent capital expenditures that pertain to the company’s pro-rata ownership. (5) For more information, please refer to our Current Report on Form 8-K fi led on June 24, 2021 at https://www.sec.gov/ ix?doc=/Archives/edgar/data/1632970/000119312521198339/d153975d8k.htm. (6) Based on gross investment value as of March 31, 2021, as provided by KeyBanc Capital Markets. (7) Distributions to stockholders will be determined by the combined company’s board of directors and are dependent upon a number of factors. There can be no assurance that distributions will be paid at this rate, if at all. Additionally, there can be no guarantee that the combined company will eff ect a listing of its common stock or any other type of liquidity event by the end of 2022 or at all. Certain statements contained herein may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including statements with respect to: the tri-party transaction, REIT merger or acquisition of AHI being consummated in October 2021, or at all, and the results of such proposed events; future distributions; the ability of the combined company to achieve the expected operational e ciencies and cost savings or to engage in a listing on a national stock exchange in 2022, or at all; the e ects of the COVID-19 pandemic and our ability to recover from such pandemic; and our expectations regarding our portfolio occupancy and performance. We intend for all forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act, as applicable by law. Because such statements include risks, uncertainties and contingencies, actual results may di er materially from those expressed or implied by such forward-looking statements. These risks, uncertainties and contingencies include, but are not limited to, the following: the ability of GAHR III or GAHR IV to obtain the approval of the REIT merger from its stockholders or the failure to satisfy the other closing conditions of the REIT merger; our strength and  nancial condition and uncertainties relating to the  nancial strength of our current and future real estate investments; uncertainties regarding the severity and duration of the COVID-19 pandemic and its e ects; uncertainties relating to changes in general economic and real estate conditions; uncertainties regarding changes in the healthcare industry; uncertainties relating to the implementation of recent healthcare legislation; and other risk factors as outlined in our company’s periodic reports, as  led with the SEC. Forward-looking statements in this document speak only as of the date on which such statements were made, and undue reliance should not be placed on such statements. We undertake no obligation to update any such statements that may become untrue because of subsequent events. (continued from previous page) Overall, we are pleased with the resiliency demonstrated throughout our portfolio, especially the performance of our medical offi ce buildings, which have remained remarkably strong, but we continue to stay vigilant against the ongoing threat posed by the COVID-19 pandemic. We remain optimistic and confi dent in our recovery from the worst of the pandemic, but continue to closely monitor the assorted variants of COVID-19 that have emerged in recent months and their potential impact on our operations as the national eff ort to expand the vaccination rate and develop eff ective medical treatments continues. Finally, in light of the proposed merger with GAHR III that we expect to be completed in October 2021, our board of directors has authorized a distribution for the month of September 2021 to stockholders of record as of the close of business on September 17, 2021 in an amount equal to an annualized rate of $0.40 per share. This distribution payment will be made in cash on or about September 20, 2021 so that our stockholders will receive their authorized distribution for September 2021 prior to the expected close of the merger. We believe that the proposed transactions provide a truly exciting prospect for the company and its stockholders, and we look toward the future with enthusiasm. Thank you for your continued support. Kind regards, Danny Prosky President and Chief Operating Offi cer

PORTFOLIO SUMMARY Aggregate Contract Purchase Price(1): $1.1 billion Leased(2): 95.7% Buildings: 92 Weighted Average Remaining Lease Term(2): 8.0 years Gross Leasable Area (Sq Ft): 4.8 million Leverage Ratio(3): 40.0% PORTFOLIO AT-A-GLANCE (AS OF JUNE 30, 2021) (1) Based on aggregate contract purchase price of real estate investments acquired, excluding our interest in a joint venture which owns a portfolio of integrated senior health campuses and ancillary businesses. (2) Excludes our senior housing — RIDEA facilities. Our senior housing — RIDEA facilities were 71.6% leased as of June 30, 2021 and substantially all of our leases with residents at such properties are for a term of one year or less. (3) Total debt divided by total market value of real estate. Total market value equals the aggregate contract purchase price paid for investments or, for investments appraised subsequent to the date of purchase, the aggregate value reported in the most recent independent appraisals of such investments. REGIONAL CONCENTRATION (based on aggregate contract purchase price)(1) PORTFOLIO ASSET MIX (based on NOI by segment for the three months ended June 30, 2021) Medical Offi ce Buildings 66.7% Skilled Nursing Facilities 16.9% Senior Housing 11.9% Senior Housing — RIDEA 4.5% East 9.1% South 26.6% West 27.0% Midwest 37.3% Roseburg Medical Offi ce Building | Roseburg, OR

PROPERTY PORTFOLIO (AS OF JUNE 30, 2021) Acquisition Property Type Acquisition Date Location Gross Leasable Area (Sq Ft) Leased % Aggregate Contract Purchase Price 1 Auburn Medical Office Building MOB Jun 2016 Auburn, CA 19,000 100.0% $5,450,000 2 Pottsville Medical Office Building MOB Sep 2016 Pottsville, PA 36,000 100.0% $9,150,000 3 Charlottesville Medical Office Building MOB Sep 2016 Charlottesville, VA 74,000 100.0% $20,120,000 4 Rochester Hills Medical Office Building MOB Sep 2016 Rochester Hills, MI 30,000 87.1% $8,300,000 5 Cullman Medical Office Building III MOB Sep 2016 Cullman, AL 52,000 100.0% $16,650,000 6 Iron Medical Office Building Portfolio MOB Oct 2016 Cullman & Sylacauga, AL 208,000 99.8% $31,000,000 7 Mint Hill Medical Office Building MOB Nov 2016 Mint Hill, NC 58,000 100.0% $21,000,000 8 Lafayette Assisted Living Portfolio SEN — RIDEA Dec 2016 Lafayette, LA 80,000 58.7% $16,750,000 9 Evendale Medical Office Building MOB Dec 2016 Evendale, OH 66,000 74.5% $10,400,000 10 Battle Creek Medical Office Building MOB Mar 2017 Battle Creek, MI 46,000 77.7% $7,300,000 11 Reno Medical Office Building MOB Mar 2017 Reno, NV 191,000 87.1% $66,250,000 12 Athens Medical Office Building Portfolio MOB May 2017 Athens, GA 69,000 98.7% $19,750,000 13 SW Illinois Senior Housing Portfolio SEN May 2017 Columbia, Millstadt, Red Bud & Waterloo, IL 191,000 100.0% $31,800,000 14 Lawrenceville Medical Office Building MOB Jun 2017 Lawrenceville, GA 31,000 100.0% $11,275,000 15 Northern California Senior Housing Portfolio SEN — RIDEA Jun 2017 Belmont & Menlo Park, CA 63,000 52.7% $33,800,000 16 Roseburg Medical Office Building MOB Jun 2017 Roseburg, OR 62,000 100.0% $23,200,000 17 Fairfield County Medical Office Building Portfolio MOB Sep 2017 Stratford & Trumbull, CT 80,000 89.0% $15,395,000 18 Central Florida Senior Housing Portfolio SEN — RIDEA Nov 2017 Bradenton, Brooksville, Lakeland, Lake Placid, Pinellas Park, Sanford, Spring Hill & Winter Haven, FL 899,000 69.5% $109,500,000 19 Central Wisconsin Senior Care Portfolio SNF Mar 2018 Sun Prairie & Waunakee, WI 236,000 100.0% $22,600,000 20 Sauk Prairie Medical Office Building MOB Apr 2018 Prairie du Sac, WI 55,000 100.0% $19,500,000 21 Surprise Medical Office Building MOB Apr 2018 Surprise, AZ 34,000 94.1% $11,650,000 22 Southfield Medical Office Building MOB May 2018 Southfield, MI 85,000 81.8% $16,200,000 23 Pinnacle Beaumont Assisted Living Facility SEN — RIDEA Jul 2018 Beaumont, TX 61,000 61.6% $19,500,000 24 Grand Junction Medical Office Building MOB Jul 2018 Grand Junction, CO 83,000 100.0% $31,500,000 25 Edmonds Medical Office Building MOB Jul 2018 Edmonds, WA 55,000 96.9% $23,500,000 26 Pinnacle Warrenton Assisted Living Facility SEN — RIDEA Aug 2018 Warrenton, MO 34,000 82.8% $8,100,000 27 Glendale Medical Office Building MOB Aug 2018 Glendale, WI 43,000 65.4% $7,600,000 28 Missouri Skilled Nursing Facility Portfolio SNF Sep 2018 Florissant, Kansas City, Milan, Moberly, Salisbury, Sedalia & St. Elizabeth, MO 385,000 100.0% $88,200,000 29 Flemington Medical Office Building Portfolio MOB Nov 2018 Flemington, NJ 49,000 91.1% $16,950,000 30 Lawrenceville Medical Office Building II MOB Dec 2018 Lawrenceville, GA 45,000 100.0% $9,999,000 31 Mill Creek Medical Office Building MOB Dec 2018 Mill Creek, WA 22,000 100.0% $8,250,000 32 Modesto Medical Office Building MOB Dec 2018 Modesto, CA 58,000 100.0% $16,000,000 33 Michigan Assisted Living Facility Portfolio SEN Dec 2018 & May 2019 Grand Rapids, Holland, Howell, Lansing & Wyoming, MI 328,000 100.0% $70,000,000 34 Lithonia Medical Office Building MOB Mar 2019 Lithonia, GA 40,000 84.1% $10,600,000 35 West Des Moines Skilled Nursing Facility SNF Mar 2019 West Des Moines, IA 39,000 100.0% $7,000,000 36 Great Nord Medical Office Building Portfolio MOB Apr 2019 Tinley Park, IL; Chesterton & Crown Point, IN; & Plymouth, MN 143,000 93.8% $44,000,000 37 Overland Park Medical Office Building MOB Aug 2019 Overland Park, KS 76,000 96.0% $29,833,117 38 Blue Badger Medical Office Building MOB Aug 2019 Marysville, OH 34,000 100.0% $13,650,000 39 Bloomington Medical Office Building MOB Aug 2019 Bloomington, IL 45,000 100.0% $18,200,000 40 Memphis Medical Office Building MOB Aug 2019 Memphis, TN 27,000 100.0% $8,700,000 41 Haverhill Medical Office Building MOB Aug 2019 Haverhill, MA 64,000 100.0% $15,500,000 42 Fresno Medical Office Building MOB Oct 2019 Fresno, CA 32,000 92.7% $10,000,000 43 Colorado Foothills Medical Office Building Portfolio MOB Nov 2019 Arvada, Centennial & Colorado Springs, CO 131,000 84.2% $31,200,000 44 Catalina West Haven Assisted Living Facility SEN — RIDEA Jan 2020 West Haven, UT 66,000 64.5% $12,799,000 45 Louisiana Senior Housing Portfolio SEN — RIDEA Jan 2020 Gonzales, Monroe, New Iberia, Shreveport & Slidell, LA 177,000 77.2% $34,000,000 46 Catalina Madera Assisted Living Facility SEN — RIDEA Jan 2020 Madera, CA 97,000 77.0% $18,260,000

PROPERTY PORTFOLIO (AS OF JUNE 30, 2021) LEGEND Senior Housing (SEN) Medical O ice Buildings (MOB) Senior Housing — RIDEA (SEN — RIDEA) Skilled Nursing Facilities (SNF) 3 6 9 7 12 14 10 21 24 26 25 23  11 2716 4 22  20 2 1 5 8 15 13 28 17 18 19 29 30 31  32 33 34 35 36 37 38 39 40 41  42 43 45 44 46 Lawrenceville Medical Offi ce Building | Lawrenceville, GA

FINANCIAL RECONCILIATION (FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND 2020) (1) In evaluating investments in real estate, we differentiate the costs to acquire the investment from the operations derived from the investment. Such information would be comparable only for publicly registered, non-listed REITs that have completed their acquisition activity and have other similar operating characteristics. By excluding business acquisition expenses that have been deducted as expenses in the determination of accounting principles generally accepted in the United States, or GAAP, net income or loss, we believe MFFO provides useful supplemental information that is comparable for each type of real estate investment and is consistent with management’s analysis of the investing and operating performance of our properties. Business acquisition expenses include payments to our advisor or its affiliates and third parties. (2) Under GAAP, above- and below-market leases are assumed to diminish predictably in value over time and amortized, similar to depreciation and amortization of other real estate-related assets that are excluded from FFO. However, because real estate values and market lease rates historically rise or fall with market conditions, including inflation, interest rates, the business cycle, unemployment and consumer spending, we believe that by excluding charges relating to the amortization of above- and below-market leases, MFFO may provide useful supplemental information on the performance of the real estate. (3) Under GAAP, as a lessor, rental revenue is recognized on a straight-line basis over the terms of the related lease (including rent holidays). As a lessee, we record amortization of right-of-use assets and accretion of lease liabilities for our operating leases. This may result in income or expense recognition that is significantly different than the underlying contract terms. By adjusting for such amounts, MFFO may provide useful supplemental information on the realized economic impact of lease terms, providing insight on the expected contractual cash flows of such lease terms, and aligns results with management’s analysis of operating performance. (4) Under GAAP, we are required to include changes in fair value of our derivative financial instruments in the determination of net income or loss. We believe that adjusting for the change in fair value of our derivative financial instruments to arrive at MFFO is appropriate because such adjustments may not be reflective of on-going operations and reflect unrealized impacts on value based only on then current market conditions, although they may be based upon general market conditions. The need to reflect the change in fair value of our derivative financial instruments is a continuous process and is analyzed on a quarterly basis in accordance with GAAP. (5) Includes all adjustments to eliminate the unconsolidated entity’s share or noncontrolling interests’ share, as applicable, of the adjustments described in notes (1) – (4) above to convert our FFO to MFFO. FFO and MFFO Reconciliation Three Months Ended June 30, Six Months Ended June 30, 2021 2020 2021 2020 Net loss $ (3,876,000) $ (1,155,000) $ (7,884,000) $ (9,088,000) Add: Depreciation and amortization related to real estate — consolidated properties 10,597,000 12,720,000 22,999,000 25,250,000 Depreciation and amortization related to real estate — unconsolidated entity 967,000 878,000 1,912,000 1,760,000 Loss on disposition of real estate investments —unconsolidated entity 3,000 — 3,000 — Loss on disposition of real estate investments 199,000 — 199,000 — Net loss attributable to noncontrolling interests 104,000 209,000 368,000 376,000 Less: Depreciation, amortization and loss on disposition — noncontrolling interests (85,000) (249,000) (334,000) (479,000) FFO attributable to controlling interest $ 7,909,000 $ 12,403,000 $ 17,263,000 $ 17,819,000 Business acquisition expenses(1) $ 2,438,000 $ 8,000 $ 2,752,000 $ 17,000 Amortization of above- and below-market leases(2) 37,000 41,000 77,000 59,000 Change in deferred rent(3) (1,104,000) (1,149,000) (1,977,000) (2,223,000) (Gain) loss in fair value of derivative financial instruments(4) (1,462,000) (853,000) (2,917,000) 3,752,000 Adjustments for unconsolidated entity(5) 42,000 155,000 224,000 328,000 Adjustments for noncontrolling interests(5) — — — (6,000) MFFO attributable to controlling interest $ 7,860,000 $ 10,605,000 $ 15,422,000 $ 19,746,000 Weighted average Class T and Class I common shares outstanding — basic and diluted 81,687,564 80,402,887 81,599,875 80,352,269 Net loss per Class T and Class I common share — basic and diluted $ (0.05) $ (0.01) $ (0.10) $ (0.11) FFO attributable to controlling interest per Class T and Class I common share — basic and diluted $ 0.10 $ 0.15 $ 0.21 $ 0.22 MFFO attributable to controlling interest per Class T and Class I common share — basic and diluted $ 0.10 $ 0.13 $ 0.19 $ 0.25 Net Operating Income Reconciliation Three Months Ended June 30, Six Months Ended June 30, 2021 2020 2021 2020 Net loss $ (3,876,000) $ (1,155,000) $ (7,884,000) $ (9,088,000) General and administrative 3,659,000 3,840,000 7,406,000 8,288,000 Business acquisition expenses 2,438,000 8,000 2,752,000 17,000 Depreciation and amortization 10,597,000 12,720,000 22,999,000 25,250,000 Interest expense 3,407,000 4,121,000 6,678,000 14,036,000 Loss on disposition of real estate investments 199,000 — 199,000 — Loss (income) from unconsolidated entity 193,000 (1,074,000) 1,097,000 (1,329,000) Other income (9,000) (261,000) (16,000) (270,000) Income tax expense — 39,000 — 39,000 Net operating income $16,608,000 $ 18,238,000 $ 33,231,000 $ 36,943,000

IU-HC4-725(090121) HC4-IU133455(0921) www.HealthcareREITIV.com | 949.270.9200 © 2021 Griffin-American Healthcare REIT IV, Inc. All rights reserved. Additional Information and Where to Find It In connection with the proposed merger, GAHR IV filed with the SEC a registration statement on Form S-4 containing a Joint Proxy Statement/Prospectus jointly prepared by GAHR III and GAHR IV, and other related documents. The Joint Proxy Statement/Prospectus contains important information about the merger and related matters. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED BY GAHR III AND GAHR IV WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT GAHR III, GAHR IV AND THE PROPOSED MERGER. Investors and stockholders of GAHR III and GAHR IV may obtain free copies of the registration statement, the Joint Proxy Statement/Prospectus and other relevant documents filed by GAHR III and GAHR IV with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by GAHR III and GAHR IV with the SEC are also available free of charge on GAHR III’s and GAHR IV’s websites at http://www.healthcarereit3.com and http://www.healthcarereitiv.com, respectively. Participants in Solicitation Relating to the Merger GAHR III and GAHR IV and their respective directors and officers and other members of management may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding GAHR III’s directors and executive officers can be found in GAHR III’s 2020 Annual Report on Form 10-K filed with the SEC on March 25, 2021. Information regarding GAHR IV’s directors and executive officers can be found in GAHR IV’s 2020 Annual Report on Form 10-K filed with the SEC on March 26, 2021. Additional information regarding the interests of such potential participants is included in the Joint Proxy Statement/Prospectus and other relevant documents filed with the SEC in connection with the merger. These documents are available free of charge on the SEC’s website and from GAHR III or GAHR IV, as applicable, using the sources indicated above. No Offer or Solicitation This communication and the information contained herein does not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or a solicitation of a proxy or of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication may be deemed to be solicitation material in respect of the proposed merger. MERGER PROPOSED - YOUR VOTE IS NEEDED! Call: 855.976.3325 to vote your proxy today or visit: www.proxyvote.com